

February 5, 2021

<u>Via E-mail</u>
Mr. Blaine Davis
Chief Financial Officer
Protara Therapeutics, Inc.
345 Park Avenue South, Third Floor
New York, NY 10010

  Re: Protara Therapeutics, Inc.
      Form 10-Q for the quarterly period ended September 30, 2020
      Exhibit No. 10.1 Amendment to the Agreement dated June 17th, 2019
      Filed November 12, 2020
      File No. 001-36694

Dear Mr. Davis:

  You have redacted information from the exhibit identified above asserting that the redacted information is not material and would cause competitive harm if publicly disclosed. For us to assess your compliance with the form requirements, please supplementally provide us, within five business days, with an unredacted paper copy (marked to show where you have redacted information in your public filing) of the exhibit identified above.

  Please contact the staff member associated with the review of this filing to discuss how to submit the unredacted copy of your exhibit. Given your conclusion that public disclosure of this information would cause you competitive harm, do not respond by submitting correspondence on EDGAR or sending a response by email. Unless you tell us otherwise, we will assume that you want us to treat the requested supplemental materials, including unredacted documents and any related correspondence, as confidential while in our possession. We will destroy the supplemental materials at the end of our assessment unless doing so would be inconsistent with Rules 418 or 12b-4.

  We will notify you of any comments we may have or that we have concluded our assessment of your compliance with the form.

        Sincerely,

        Division of Corporation Finance